[redacted]

11020822

SECURI[barcode] OMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.
(File as public information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation (City) FL (State) 33324 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. Cahill (954) 652-7777
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5100 Town Center Circle, Suite 500 (Address) Boca Raton (City) Florida (State) 33486 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William P. Cahill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & Chief Operating Officer
Title

Notary Public

LOREN LOPEZ
MY COMMISSION # DD 934904
EXPIRES: November 4, 2013
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☐ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

TradeStation Securities, Inc.

Statement of Financial Condition

As of December 31, 2010

Contents

Ernst & Young LLP
Suite 500
5100 Town Center Circle
Boca Raton, FL 33486

Tel: +1 561 955 8000
Fax: +1 561 955 8200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
TradeStation Securities, Inc.

We have audited the accompanying statement of financial condition of TradeStation Securities Inc. (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeStation Securities, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

1102-1233928

TradeStation Securities, Inc.

Statement of Financial Condition

December 31, 2010
(In thousands, except share data)

Assets	
Cash and cash equivalents	$ 31,619
Cash and investments segregated in compliance with federal regulations	1,279,734
Securities owned	10,828
Receivables from brokers, dealers, clearing organizations and clearing agents	80,827
Receivables from brokerage customers	68,268
Property and equipment, net	2,220
Deposits with clearing organizations	35,504
Other assets	11,307
Total assets	$ 1,520,307
Liabilities and shareholder's equity	
Liabilities:	
Payables to brokers, dealers and clearing organizations	27,770
Payables to brokerage customers	1,381,547
Accounts payable and accrued liabilities	3,231
Deferred income taxes	1,655
Due to affiliated companies	13,541
Total liabilities	1,427,744
Shareholder's equity:	
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding	–
Additional paid-in capital	30,334
Retained earnings	62,229
Total shareholder's equity	92,563
Total liabilities and shareholder's equity	$ 1,520,307

See accompanying notes.

TradeStation Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), a Florida corporation formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company). TradeStation Securities, an online securities broker-dealer and futures commission merchant (FCM), offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with direct-access order execution. The trading platform currently offers streaming real-time equities, equity options, futures and forex market data, manual or automated direct-access execution of equities, options, futures, and forex trades; however, it is expected that by the end of the 2011 first quarter the Company will cease offering forex services to the active trader market as these services will be offered by TradeStation Forex, Inc. (see discussion to follow). Forex services have at no time been a material component of the Company's business.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base and, on March 29, 2005, commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the National Securities Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp, (which was acquired by JP Morgan Chase in 2008). The Company continues to clear institutional account trades through J.P. Morgan Clearing Corp. on a fully-disclosed basis or provides order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm. Forex trades are cleared through Gain Capital Group, Inc. on a fully-disclosed basis (J.P. Morgan Clearing Corp. and Gain Capital Group, Inc. are collectively referred to as "clearing agents" or clearing agent firms).

1. Description of Business (continued)

Effective January 4, 2010, the Company converted clearing of its futures accounts with R.J. O'Brien & Associates from a fully-disclosed arrangement to an omnibus arrangement. As such, the Company received approximately $349.0 million in futures customers' funds which were appropriately segregated in accordance with the Commodity Exchange Act (CEA) rules.

The Company has historically conducted its forex brokerage business on a fully-disclosed basis through Gain Capital Group, LLC. On June 1, 2010, TradeStation Forex, Inc., a Florida corporation and a wholly owned subsidiary of the Parent Company, was formed with the intent that, after it was approved by the National Futures Association (NFA) to become a Retail Forex Exchange Dealer (RFED), it would assume, own and conduct all forex brokerage business (without Gain Capital) as an RFED-classified member of the NFA, and registered under such classification with the Commodity Futures Trading Commission (CFTC). TradeStation Forex's application for such CFTC registration and NFA membership was approved in January 2011, and the Company expects that, by the end of the 2011 first quarter, TradeStation Securities will have transferred all of its introduced forex accounts to TradeStation Forex, Inc. and no longer conduct any retail forex business.

The Company is a member of, or registered with, and subject to the rules and requirements of, the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, NFA, the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, and International Securities Exchange. The Company's business is also registered with, and subject to rules and requirements of, the Securities and Exchange Commission, Commodity Futures Trading Commission and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois, Richardson, Texas, and New York, New York.

The Company has evaluated subsequent events in the preparation of this statement of financial condition.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of this statement of financial condition:

Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). Based upon the year-end calculation of cash and investments segregated in compliance with federal regulations (see below), the cash and cash equivalents balance may increase or decrease by the second business day subsequent to year-end. See *Cash and Investments Segregated In Compliance With Federal Regulations* below.

Cash and Investments Segregated In Compliance With Federal Regulations – The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations, consisting primarily of treasury securities, of $1.280 billion as of December 31, 2010, which included approximately $337,000 of interest receivable, were segregated in special reserve accounts at JPMorgan Chase ($1.22 billion) and R.J. O'Brien ($64.1 million) for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act. Of the $1.280 billion in cash and investments segregated in compliance with federal regulations as of December 31, 2010, $857.4 million is related to Rule 15c3-3 and $421.9 million is related to CFTC requirements. On January 3, 2011, cash and investments segregated in compliance with federal regulations decreased by $3.9 million as a result of a transfer to securities owned.

2. Summary of Significant Accounting Policies (continued)

Securities Owned – Securities owned of $10.8 million as of December 31, 2010 consisted mainly of U.S. Treasury Bills ($9.0 million) and exchange listed securities ($1.8 million) accounted for as trading securities. They are held for the Company's investment purposes, and are recorded at fair value based on the quoted market price of each security. On January 3, 2011, securities owned increased by $3.9 million as a result of a transfer from cash and investments segregated in compliance with federal regulations. See *Cash and Investments Segregated In Compliance With Federal Regulations* above.

Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents – Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned* below). In addition, the Company services some of its securities customer accounts through J.P. Morgan Clearing Corp., its futures customer accounts through R.J. O'Brien & Associates on an omnibus clearance basis, and its forex customers through Gain Capital Group, LLC, on a fully disclosed basis (see Note 1 which describes the planned termination by the Company of its retail forex business). These clearing agents provide services, handle the Company's customers' funds, hold securities, futures and forex positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. See Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.

Securities Borrowed and Loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. For these transactions, the fees earned or incurred by the Company are recorded as interest revenue and brokerage interest expense, respectively. The related interest receivable from and the brokerage interest payable to broker-dealers are included in Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents and in Payables to Brokers, Dealers and Clearing Organizations, respectively, on the accompanying statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Receivables from Brokerage Customers – The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. See Note 4 – Receivables from Brokerage Customers.

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred; betterments are capitalized and depreciated over the lesser of its useful life or the remaining initial term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized. See Note 5 – Property and Equipment, Net.

Impairment of Long-Lived Assets – The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended December 31, 2010.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; securities owned; receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; payables to brokerage customers; and accounts payable approximate fair value as of December 31, 2010, due to the short-term nature of these instruments and obligations.

Securities and Futures Transactions – Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by equities customers, including those that collateralize margin loans or similar transactions, are not included in the Company's statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Customer futures and forex transactions are recorded on a trade-date basis. Futures positions owned by customers are included in the Company's statement of financial condition under *Cash and investments segregated in compliance with federal regulations.* Forex positions owned by customers are not included in the Company's statement of financial condition.

Operating Leases – Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the initial lease term. See Note 15 – Commitments and Contingencies – *Operating Leases*.

Stock-Based Compensation – The Company participates in the Parent Company's incentive stock plan. The Company accounts for stock-based compensation in accordance with the Compensation-Stock Compensation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) (the Compensation-Stock Compensation Topic; formerly statement of financial accounting standards (SFAS) No.123R, *Share-based Payment*). See Note 10 – Stock Based Compensation.

Income Taxes – The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes Topic; formerly SFAS 109, *Accounting for Income Taxes* and FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2010, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company. FINRA reporting requires a broker-dealer to record any income tax liability based upon the Company's operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. See Note 12 – Income Taxes.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amends the Fair Value Measurements and Disclosures Topic to require additional disclosures regarding fair value measurements. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 Rollforward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 clarifies existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance in ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances and settlements in the Level 3 Rollforward, which became effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The Company's adoption of ASU 2010, effective January 1, 2010, did not have a material impact on its financial position as of December 31, 2010. The Company does not expect the deferred portion of the adoption of ASU 2010-06 to have a material impact on its statement of financial condition.

3. Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Amounts receivable from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2010 (in thousands):

Securities borrowed from broker-dealers	$ 80,200
Fees and commissions receivable from clearing agents	313
Securities failed to deliver to broker-dealers and other	314
	$ 80,827

4. Receivables from Brokerage Customers

Receivables from brokerage customers of approximately $68.3 million at December 31, 2010, consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At December 31, 2010, the Company was charging a base margin debit interest rate of 7.75% per annum on debit balances in brokerage customer accounts.

"Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

8. Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*, which totaled approximately $57.2 million for the year ended December 31, 2010. The Agreement also calls for the Company to pay monthly fees for administrative services and advertising and promotional services, which totaled approximately $2.5 million and $1.0 million, respectively, for the year ended December 31, 2010.

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., and TradeStation Europe Limited, a wholly owned subsidiary of the Parent Company, authorized by the United Kingdom Financial Services Authority (FSA), to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. TradeStation Forex, Inc. will be added as a party to this agreement beginning in 2011. The Company also has a third-party introduction agreement with TradeStation Europe Limited, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company. The cost of introducing brokerage fees payable to TradeStation Europe by the Company pursuant to this agreement during 2010 was approximately $834,000.

The amount due to affiliated companies represents the net amount of various transactions, including amounts due under the Agreement and the expense-sharing agreement. These amounts are non-interest bearing, have no defined repayment terms, and are expected to be repaid primarily using current available cash balances or through future profits earned by the Company.

9. Payables to Brokerage Customers

At December 31, 2010, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled approximately $1.4 billion. These funds are the principal source of funding for margin lending. At December 31, 2010, the Company was not paying interest on cash balances in brokerage customer accounts.

10. Stock-Based Compensation

Stock Plans

On December 29, 2000, the Company's 1999 Stock Option Plan (the 1999 Plan) was replaced by the Parent Company's incentive stock plan. Each option issued under the 1999 Plan was assumed and converted to 1.7172 options to purchase the Parent Company's common stock at the original exercise price divided by 1.7172. All option grants subsequent to December 29, 2000 have been in accordance with the Parent Company's incentive stock plan, which states that the exercise price of incentive stock options granted may not be less than the fair market value at the date of grant and their terms may not exceed ten years.

Employee Stock Purchase Plan

The Company participates in the Parent Company's employee stock purchase plan (the Purchase Plan). Under the Purchase Plan, participating employees may purchase common stock through accumulated payroll deductions. During the year ended December 31, 2010, the exercise price of the stock purchased for each six-month Purchase Plan period was equal to 85% of the fair market value of the Company's common stock on the exercise date (i.e., the end of the six-month period).

Stock Compensation

The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The determination of the fair value of stock option awards on the date of grant using an option-pricing model is affected by the market price of the Parent Company's stock, exercise price of an award, expected term of award, volatility of the Parent Company's stock over the term of the award, risk-free interest rate and expected dividend yield.

The expected term of all options granted is estimated by taking a weighted average of the historical holding term from grant date to exercise date and the historical holding term from grant date to post-vest cancellation date. The expected volatility assumptions are based upon a cumulative look-back of historical volatility calculated on a daily basis over the expected term of an award. The risk-free interest rate used in the option valuation model is based upon the U.S. Treasury note yield with a remaining term similar to the expected term of the particular options awarded. The Parent Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, an expected dividend yield of zero is used in the valuation model.

10. Stock-Based Compensation (continued)

The assumptions used to estimate the fair value of each option grant on the date of grant using the Black-Scholes model are as follows:

Risk-free interest rate	3%
Dividend yield	–
Volatility range	55%
Weighted-average volatility	55%
Weighted average life (years)	7.3

In accordance with the Compensation-Stock Compensation Topic, the Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data to estimate pre-vesting option forfeitures are used, and stock-based compensation expense is recorded only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. Employee stock options granted under the incentive stock plan generally vest over a five-year period and expire on the tenth anniversary of the date of grant. Restricted shares of common stock awarded under the incentive stock plan vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary, and include 100% automatic vesting acceleration upon retirement, death, disability and change in control of the Parent Company. Performance shares granted under the Parent Company's incentive stock plan vest 60% on the third anniversary of the date of grant, 20% on the fourth anniversary of the date of grant, and 20% on the fifth anniversary of the date of grant, with 100% acceleration upon retirement, death or disability. Performance shares automatically convert into shares of the Company's common stock upon vesting. Unvested performance shares expire upon the termination of an employee's employment with the Company. Generally speaking, performance shares are intended to replace employee stock option grants in the Company's annual equity-based compensation grants to the general employee base under the Parent Company's incentive stock plan.

As of December 31, 2010, there was unrecognized compensation cost, net of estimated forfeitures, of approximately $1.2 million related to non-vested stock options granted to the Company's employees and non-employee directors, $929,000 of unrecognized compensation cost related to restricted stock granted to certain employees of the Company and $346,000 related to performance shares granted to certain employees of the Company. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and is expected to be recognized over 1.7, 2.4 and 2.2 years for stock options, restricted stock and performance shares, respectively.

10. Stock-Based Compensation (continued)

General Stock Option Information

The following table sets forth the summary of the Company's option activity under the Parent Company's stock option program for the year ended December 31, 2010:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2010	778,885	$ 8.44	6.61	$ 954,812
Granted	138,984	6.41		
Exercised	(15,866)	2.50		
Canceled	(71,335)	9.28		
Outstanding, December 31, 2010	830,668	8.15	6.32	$ 488,973
Exercisable	413,200	8.84	4.57	$ 281,305
Expected to vest	403,781	7.47	8.06	$ 198,637
Available for future grant	2,650,885			

10. Stock-Based Compensation (continued)

The average fair value of stock options granted, the fair value of stock options vested, and the intrinsic value related to stock options exercised during the year ended December 31, 2010, are as follows:

Weighted-average fair value of options granted	$ 3.80
Fair value of shares vested	$ 597,000
Intrinsic value of stock options exercised	$ 76,000

The intrinsic value represents the difference between the fair market value of the Parent Company's common stock on the date of exercise and the exercise price of each option.

During the year ended December 31, 2010, the benefit of tax deductions in excess of recognized compensation costs from stock option exercises, realized through additional paid-in capital, was approximately $26,000.

General Restricted Stock Information

The following table sets forth the summary of the Company's restricted stock activity under the Parent Company's incentive stock plan for the year ended December 31, 2010:

	Shares of Restricted Stock	Weighted-Average Fair Value
Outstanding, January 1, 2010	91,769	$ 7.61
Granted	123,001	6.41
Vested	(6,964)	10.77
Canceled	(28,081)	6.41
Outstanding, December 31, 2010	179,725	$ 6.85

10. Stock-Based Compensation (continued)

General Performance Shares Information

The following table sets forth the summary of the Company's performance share activity under the Parent Company's incentive stock plan for the year ended December 31, 2010:

	Restricted Stock Units	Weighted-Average Fair Value
Nonvested, January 1, 2010	–	$ –
Granted	71,157	6.41
Vested	–	–
Canceled	(3,274)	6.41
Nonvested, December 31, 2010	67,883	$ 6.41

11. Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service. Matching contributions accrued under this plan were approximately $102,000 as of December 31, 2010.

12. Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated federal and Florida income tax returns. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable will be received from the Parent Company. As of December 31, 2010, the Company had income taxes receivable from the Parent of approximately $9.7 million which is included in other assets.

12. Income Taxes (continued)

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of December 31, 2010 (in thousands):

Deferred income tax assets:	
Accrued expenses and other	$ 29
Property and equipment depreciation	154
	183
Deferred income tax liabilities:	
Stock-based compensation	(478)
Difference in revenue recognition	(1,360)
	$ (1,655)

13. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement (Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA. Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,000,000; (ii) 8.0% of domestic and foreign domiciled customer and non-customer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit balances. At December 31, 2010, the Company had net capital of approximately $68.4 million (51.1% of aggregate debit items), which was approximately $65.6 million in excess of its required net capital of approximately $2.8 million.

14. Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company's Level I assets consist of U.S. Treasuries and actively traded marketable exchange listed securities. As of December 31, 2010, the Company's U.S. Treasuries had maturities ranging from less than a month to a year.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company did not hold any Level 2 assets during the twelve months ended December 31, 2010.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Company did not hold any Level III assets during the twelve months ended December 31, 2010.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2010 (in thousands):

	Level I
Investments segregated in compliance with federal regulations	$ 1,279,734
Securities owned	10,828
Deposits with clearing organizations	35,504

14. Fair Value (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, receivables from brokerage customers, and payables to brokerage customers

For these financial instruments, the carrying amount is a reasonable estimate of fair value.

Securities owned

For investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill or U.S. Treasury Note. For exchange listed securities, the fair value approximates quoted prices in active markets for identical assets.

The estimated fair values of the Company's financial instruments are as follows as of December 31, 2010 (in thousands):

	Carrying Amount	Fair Value
Financial assets:		
Cash and cash equivalents	$ 31,619	$ 31,619
Cash and investments segregated in compliance with federal regulations	1,279,734	1,279,734
Securities owned	10,828	10,828
Receivables from brokers, dealers, and clearing organizations and clearing agents	80,827	80,827
Receivables from brokerage customers	68,268	68,268
Deposits with clearing organizations	35,504	35,504
Financial liabilities:		
Payables to brokers, dealers, and clearing organizations	27,770	27,770
Payables to brokerage customers	1,381,547	1,381,547

15. Commitments and Contingencies

Operating Leases

The Parent Company has a ten-year lease expiring in August 2012 (with two five-year renewal options) that commenced in the summer of 2002 for an approximately 70,000 square foot corporate headquarters in Plantation, Florida. The Company is allocated approximately 50% of the cost of this lease. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease.

In addition, the Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2016 and its New York office expiring in February 2015. Future minimum lease payments as of December 31, 2010, under all operating leases are as follows (in thousands):

2011	$ 1,507
2012	1,191
2013	492
2014	504
2015	414
	$ 4,108

Purchase Obligations

As of December 31, 2010, the Company had various purchase obligations through December 31, 2013, of approximately $2.4 million ($2.3 million in 2011), related primarily to back-office systems and telecommunications services.

Litigation and Claims

In 2008, the Company was contacted by Canadian regulatory authorities regarding its acceptance of Canadian residents as clients and trading in securities on behalf of Canadian residents without being registered in Canada. (The Company does not accept equities accounts from Canadian residents but has, historically, accepted unsolicited futures and forex accounts from certain provinces based on what it believed to be certain relevant exemptions or other applicable legal theories.) Since receiving that notification, the Company has closed all British Columbian accounts and agreed to not open any new accounts for residents of British Columbia without

15. Commitments and Contingencies (continued)

applying for registration or qualifying under an exemption. No money is being paid to British Columbia by virtue of this resolution. The Company has also closed all accounts of residents of New Brunswick and has agreed to a non-public undertaking for the province of New Brunswick to not open any new accounts for residents of New Brunswick without applying for registration or qualifying under an exemption. No money is being paid to New Brunswick in connection with this undertaking. The Company also closed all accounts of residents in Nova Scotia and on October 26, 2010, the Nova Scotia Securities Commission approved a settlement agreement between the Company and the Nova Scotia Securities Commission enforcement staff under which the Company agreed to pay a C$7,500 administrative penalty and C$2,500 in costs for having maintained, between January 1, 2006 and December 31, 2008 four self-directed futures accounts for investors resident in Nova Scotia without being licensed under applicable law. The Company has not heard from, nor has it undertaken any negotiations with, any of the other Canadian provinces and territories. The loss of all Canadian resident accounts would not have a material adverse impact on the Company's statement of financial condition.

The Company and the Parent Company were named as the only defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc. The complaint alleges that the Company and the Parent Company have infringed and continue to infringe several patents held by Trading Technologies International, Inc. The plaintiff seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. The Company understands that the plaintiff has filed similar complaints against at least nine other companies. On February 3, 2011, the case was consolidated with all of the similar complaints. While it is too early to predict the outcome of this matter, the Company believes the case to be without merit and intends to defend it vigorously.

In May, 2010, the Company was served with a CFTC reparations complaint in the case styled ATS Capital Management Corp. v. TradeStation Securities and John Sendlosky, CFTC Docket No. 10-R015. The Complaint alleges the wrongful liquidation of two E-Mini futures positions, one in 2007 and the other in 2008, and seeks damages of $529,950. In July, 2010, the Company answered the complaint and sought dismissal on the basis that the identical claims were presented and tried before a National Futures Association arbitration panel in 2009 and an award was rendered in favor of the Company. On September 2, 2010, the Administrative Law Judge dismissed the complaint with prejudice. On September 17, 2010, the complainant filed its Notice of Appeal to the Commodity Futures Trading Commission and both parties have since submitted their legal briefs. While it is too early to predict the outcome of this matter, management believes the appeal to be without merit and the Company intends to oppose it vigorously.

15. Commitments and Contingencies (continued)

Recently, TradeStation Securities was notified that FINRA staff has made a preliminary determination to recommend that disciplinary action be brought for alleged violations of NASD Rule 1017 and FINRA Rule 2010, by allegedly failing, on two occasions, to obtain approval from FINRA prior to proceeding with new business operations (i.e., the 2010 conversion to futures omnibus and the opening of two prime brokerage accounts). TradeStation Securities is currently in negotiations with FINRA to resolve the matter with what will likely be a censure and a monetary fine of $15,000, which has been accrued in the accompanying statement of financial condition.

The Company is engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including, currently, inquiries or investigations relating to the accurate reporting to FINRA of short interest positions and inquiries from FINRA's Department of Enforcement regarding (1) general and supervisory procedures relating to suitability and due diligence for accounts opened by customers referred by educational seminar and trading software companies, and (2) the forex business, the latter the Company understands to be part of an industry sweep, as well as the arbitrations described in this Note 15, that are incidental to, and part of the ordinary course of, its business. Each of the regulatory matters could ultimately result in a censure and/or fine. While no assurances can be given, the Company does not believe that the ultimate outcome of any pending regulatory matters will result in a material adverse effect on its statement of financial condition.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business. This decision is reviewed on an annual basis.

Management Continuity Agreements

As of December 31, 2010, the Parent Company had a management continuity agreement with one of the Company's executive officers. The management continuity agreement provides for potential severance payments during the 100-day period following a change in control, as defined in the agreement, in an amount equal to up to two years of the executive's annual compensation (in the aggregate, approximately $556,000). The management continuity

15. Commitments and Contingencies (continued)

agreement does not commit the Company to retain the executive's services for any fixed period of time and does not provide for severance payments unless the Parent Company undergoes a change in control.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring cash to be returned as needed.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary.

15. Commitments and Contingencies (continued)

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis. The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

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STATEMENT OF FINANCIAL CONDITION

TradeStation Securities, Inc.
As of December 31, 2010
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG